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                                                                       Exhibit 4

               MINUTES of a Meeting of the Board of Directors of
              Poker.com, Inc. held at Vancouver, British Columbia

                     Dated this 30th day of November, 2000


RESOLVED, that the Company amend the conditions for purchasing shares set out in the Warrant Certificates issued to Roi David, EuroCapital Holdings AVV and Charlo Barbosa which were part of the Units offered by the Company under a Rule 504 Private Placement subscribed for in September 1999 by extending the termination date to December 31, 2001.


RESOLVED FURTHER, that the Company instruct Columbia Corporate Services Inc. to make such amendments and that Michael Jackson be and is hereby authorized to sign all such documentation to give effect to this Resolution.


By Order of the Board


Certified a true copy



/s/ Christa Taylor
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Christa Taylor, Secretary